

October 17, 2023

Wai Lau
Chief Executive Officer
Intelligent Group Ltd
Unit 2803, Level 28, Admiralty Centre
Tower 1, 18 Harcourt Road
Admiralty, Hong Kong

> **Re: Intelligent Group Ltd**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed September 25, 2023**
> **File No. 333-272136**

Dear Wai Lau:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 17, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed September 25, 2023

The Offering, page 12

1. We note your response to comment 1, as well as your revised disclosure that the "Selling Shareholder may sell her Ordinary Shares pursuant to the Resale Prospectus upon the expiration of her lock-up period." Revise to discuss any lock-up agreement with your Selling Shareholder and include the length of the lock-up period in your disclosure. Also revise to clarify whether the Selling Shareholder will be carved out from the directors and officers lock-up agreement, as your disclosure on page 94 indicates that the Selling Shareholder is not subject to such agreement, but your disclosure on page 12 no longer carves out the Selling Shareholder from such agreement. To the extent that the Selling Shareholder is not subject to any lock-up with respect to the shares to be sold pursuant to the Resale Prospectus, clarify and state as such.

<u>General</u>

2.   We note your response to comment 4, as well as your revised disclosure, and we reissue the comment in-part. Please revise your disclosure to ensure consistency regarding the price and timing of shares to be sold pursuant to the Resale Prospectus. In this regard, we note your revised disclosure that "[n]o sales of the shares covered by this prospectus shall occur until after completion of our initial public offering." However, your disclosure on page 29 continues to indicate that the offering price of your ordinary shares offered in the Resale Prospectus is fixed "for the duration of the offering or until the Ordinary Shares are listed on a national securities exchange at which time the Ordinary shares offered under the Resale Prospectus may be sold at prevailing market prices or privately negotiated prices." Your disclosure on page 29 suggests that you intend to permit the selling stockholders to sell prior to the successful listing of your Class A common stock on Nasdaq. Please revise or explain how this is permissible given that listing is a condition to both your initial public and resale offerings

Please contact Tatanisha Meadows at 202-551-3322 or Adam Phippen at 202-551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Jennifer Lopez Molina at 202-551-3792 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lawrence Venick